This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

J.P.Morgan

JPMorgan Review Notes linked to EURO STOXX 50® Index, due December 14, 2016

The notes are designed for investors who seek early exit prior to maturity at a premium if, (i) with respect to any Review Date (other than the final Review Date), the closing level of the Euro Stoxx 50® Index on that Review Date is at or above the Call Level or (ii) with respect to the final Review Date, the Ending Index Level is at or above the Call Level. If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, investors will lose more than 10% of their investment and may lose all of their principal amount at maturity.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index:	Euro Stoxx 50® Index (Bloomber ticker: SX5E) (the 'Index')
Automatic Call	If, (i) with respect to any Review Date (other than the final Review Date), the closing level of the Index on that Review Date is greater than or equal to the Call Level or, (ii) with respect to the final Review Date, the Ending Index Level is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium and that will be payable on the applicable Call Settlement Date.
Call Level	100% of the Initial Index Level
Contingent Buffer Amount	10%
Payment if Called	For every \$1,000 principal amount note, you will receive one payment of \$1,000 plus a call premium amount, calculated as follows: • at least 11.75%* ×\$1,000 if automatically called on the first Review Date • at least 17.625%* × \$1,000 if automatically called on the second Review Date • at least 23.50%* × \$1,000 if automatically called on the final Review Date *The actual call premiums applicable to the first, second and final Review Dates will be provided in the pricing supplement, and will not be less than 11.75%, 17.625% and 23.50%, respectively.
Payment at Maturity:	If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by up to 10%, you will be entitled to the full repayment of your principal at maturity. If the notes are not autocatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level. Under these circumstances, your payment at maturity per \$1,000 principal amount note will be calculated as follows: *\$1,000 + (\$1,000 × Index Return)* *If the notes are not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose more than 10% of your principal amount and may lose all of your principal amount at maturity.*
Index Return:	(Ending Index Level – Initial Index Level)/(Initial Index Level)
Initial Index Level:	The Index closing level on the Pricing Date
Ending Index Level:	The arithmetic average of the Index closing levels on the Ending Averaging Dates
Review Dates:	December 24, 2015 (First Review Date), June 23, 2016 (Second Review Date), December 09, 2016 (Final Review Date)
Ending Averaging Dates:	December 05, 2016, December 06, 2016, December 07, 2016, December 08, 2016, and December 09, 2016 (the Final Review Date)
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000089109214009189/e61806fwp.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return on a Note


Hypothetical Return on a Note
Automatic Call
If the Closing Level of the Index is greater than or equal to the Call Level on the First Review Date: The notes will be called and you will recieve (i) the principal amount plus (ii) the Call premium of 11.75%. If the Index Closing Level is less than the Call Level, go to the next Review Date.
If the Closing Level of the Index is greater than or equal to the Call Level on the Second Review Date: The notes will be called and you will recieve (i) the principal amount plus (ii) the Call premium of 17.625%. If the Index Closing Level is less than the Call Level, go to next Review Date.
Final Ending Averaging Dates
The Ending Index Level is greater than or equal to the Initial Index Level
The notes will be automatically called and you will recieve (i) the principal amount plus (ii) the Call premium of 23.50%.
The Ending Index Level is less than the Initial Index Level
No call premium payment
The Ending Index Level is less than the Initial Index Level by up to 10%
You will receive your principal without the call premium.
The Ending Index Level is less than the Initial Index Level by more than 10%
You lose 1% of your principal for every 1% the Ending Index Level is lower than the Initial Index Level.

For more information about the payments upon an Automatic Call or at maturity in different hypothetical scenarios, see "Hypothetical Payment upon Automatic Call or at Maturity" below.

What Are the Payments on the Notes, Assuming a Range of Performances for the Reference Stocks?

The following table assumes a hypothetical Initial Index Level of 3,200 and a hypothetical Call Level of 3,200 on each of the Review Dates. The table reflects that the call premiums used to calculate the call premium amount applicable to the first, second and final Review Dates are 11.75%, 17.625% and 23.50%, respectively. There will be only one payment on the on the notes whether called or at maturity. An entry of "N/A" indicates that the notes would not be called on the applicable Review Date and no payment would be made on the applicable Call Settlement Date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal and is subject to the credit risk of JPMorgan Chase & Co.
- The appreciation potential of the notes is limited to the call premium, and you will not participate in any appreciation in the price of the index.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the notes and their interests may be adverse to yours.
- JPMS's estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- JPMS's estimated value does not represent the future values of the notes and may differ from others' estimates
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The value of the notes as published by JPMS will likely be higher than JPMS's then-current estimated value of the notes for a limited time.
- Secondary market prices of the notes will be impacted by many economic and market factors.
- No interest or dividend payments or voting rights.
- Lack of liquidity - JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not
- No direct exposure to fluctuations in foreign exchange rates.
- The averaging convention used to calculate the Ending Index Level could limit returns.
- If the notes are called early, you may not be able to reinvest the proceeds at a comparable return for a similar level of risk.
- You are exposed to the risks of non-U.S. issuers of equity securities.

Hypothetical Payment upon Automatic Call or at Maturity

Index Closing Level	Index Level Appreciation/Depreciation at Review Date	Total Return at First Call Date	Total Return at Second Call Date	Ending Index Level	Index Return	Total Return at Maturity
5,760.000	80.00%	11.75%	17.625%	5,760.000	80.00%	23.50%
5,120.000	60.00%	11.75%	17.625%	5,120.000	60.00%	23.50%
4,480.000	40.00%	11.75%	17.625%	4,480.000	40.00%	23.50%
3,840.000	20.00%	11.75%	17.625%	3,840.000	20.00%	23.50%
3,520.000	10.00%	11.75%	17.625%	3,520.000	10.00%	23.50%
3,200.000	0.00%	11.75%	17.625%	3,200.000	0.00%	23.50%
3,040.000	-5.00%	N/A	N/A	3,040.000	-5.00%	0.00%
2,880.000	-10.00%	N/A	N/A	2,880.000	-10.00%	0.00%
2,879.680	-10.01%	N/A	N/A	2,879.680	-10.01%	-10.01%
1,600.000	-50.00%	N/A	N/A	1,600.000	-50.00%	-50.00%
960.000	-70.00%	N/A	N/A	960.000	-70.00%	-70.00%
0.000	-100.00%	N/A	N/A	0.000	-100.00%	0.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC ("JPMS") is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: December 09, 2014